Management Report

Gather Restaurant Group
For the period ended August 31, 2025

Prepared on
October 2, 2025

Table of Contents

Profit and Loss

January - August, 2025

	Total
INCOME	
43000 OVERHEAD	686,197.34
Total Income	**686,197.34**
GROSS PROFIT	**686,197.34**
EXPENSES	
60000 STORE EXPENSES	54.03
61300 LICENSES & PERMITS	813.70
61500 REPAIRS & MAINTENANCE	1,398.31
61800 UTILITIES	11,115.84
61900 RECRUITING	3,732.55
68100 RESEARCH & DEVELOPMENT	408.74
Total 60000 STORE EXPENSES	**17,523.17**
70000 ADMINISTRATION EXPENSES	
70005 ADMIN PAYROLL COST	140,481.16
70040 BENEFITS	
70042 Capital Group 401k	10,028.49
70044 United Health Care	22,207.92
70048 Employee Bonuses	7,500.00
70070 Owner’s Insurance	1,039.48
Total 70040 BENEFITS	**40,775.89**
70100 ADVERTISING & MARKETING	184,712.50
70300 AUTOMOBILE EXPENSE	6,513.64
70500 BANK SERVICE CHARGES	2,447.88
70700 DUES & SUBSCRIPTIONS	14,459.39
71100 LIABILITY INSURANCE	10,920.21
71300 MEALS & ENTERTAINMENT	2,927.08
71500 OFFICE/GENERAL ADMINISTRATIVE EXPENSES	17,848.78
71900 PROFESSIONAL FEES & TAXES	4,420.87
71910 Attorneys & Legal Fees	7,500.00
71920 Accountant/Taxes	54,400.00
71930 Consulting Fees	16,000.00
Total 71900 PROFESSIONAL FEES & TAXES	**82,320.87**
72900 RENT EXPENSE	22,724.01
73100 SHIPPING & POSTAGE	1,528.05
73500 TRAVEL	20,585.20
Total 70000 ADMINISTRATION EXPENSES	**548,244.66**
Total Expenses	**565,767.83**
NET OPERATING INCOME	**120,429.51**
OTHER EXPENSES	
80500 INTEREST EXPENSE	122,268.02

	Total
Payable Clearing Acct	-1,870.00
Taxes	31.50
Total Other Expenses	**120,429.52**
NET OTHER INCOME	-120,429.52
NET INCOME	**$ -0.01**

Balance Sheet

As of August 31, 2025

	Total
ASSETS	
Current Assets	
Bank Accounts	
10108 Checking FHB X4664	155,394.29
10109 first Interstate bank	11,168.82
10500 CASH ON HAND	4,318.51
Total Bank Accounts	**170,881.62**
Accounts Receivable	
11000 ACCOUNTS RECEIVABLE	175,956.64
Total Accounts Receivable	**175,956.64**
Other Current Assets	
17000 DUE TO/FROM-INTER CO	0.00
17100 Gather JH	-753,949.74
17200 Palate	196,009.48
17400 Gather Omaha	-390,117.30
17500 Gather Maui	626,291.26
17600 Haliimaile	1,617,268.76
Total 17000 DUE TO/FROM-INTER CO	**1,295,502.46**
18000 Prepaid Expenses	76,500.00
18400 Prepaid-Inkind discounts	1,128,256.69
Total 18000 Prepaid Expenses	**1,204,756.69**
Total Other Current Assets	**2,500,259.15**
Total Current Assets	**2,847,097.41**
TOTAL ASSETS	**$2,847,097.41**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 ACCOUNTS PAYABLE	17,066.36
Total Accounts Payable	**17,066.36**
Credit Cards	
21000 CREDIT CARDS	
21300 DIVVY	7,365.35
21900 UNITED - GRAEME	9,285.01
Total 21000 CREDIT CARDS	**16,650.36**
Total Credit Cards	**16,650.36**
Other Current Liabilities	
22300 Libertas LOC	631,220.40
23500 UNEARNED REVENUE	

	Total
23510 GIFT CARDS	162,518.46
Total 23500 UNEARNED REVENUE	**162,518.46**
23520 Inkind	2,134,438.28
23600 SAFE – Bryan Miles	225,000.00
26000 Due to/From Others	
26102 Due from/to Shareholder	88,900.00
Total 26000 Due to/From Others	**88,900.00**
Total Other Current Liabilities	**3,242,077.14**
Total Current Liabilities	**3,275,793.86**
Long-Term Liabilities	
25500 heloc	261,728.69
Total Long-Term Liabilities	**261,728.69**
Total Liabilities	**3,537,522.55**
Equity	
30100 OWNER'S EQUITY	
30110 Owner Contribution - Graeme	101,466.03
30120 GRAEME - Distributions	-735.69
Total 30100 OWNER'S EQUITY	**100,730.34**
31400 Equity-HGS	-48,304.18
33000 RETAINED EARNINGS	-69,498.44
36000 Equity - Gannon's	-673,352.85
Net Income	-0.01
Total Equity	**-690,425.14**
TOTAL LIABILITIES AND EQUITY	**$2,847,097.41**

Statement of Cash Flows

January - August, 2025

	Total
OPERATING ACTIVITIES	
Net Income	-0.01
Adjustments to reconcile Net Income to Net Cash provided by operations:	
11000 ACCOUNTS RECEIVABLE	10,511.64
17100 DUE TO/FROM-INTER CO:Gather JH	-67,233.71
17200 DUE TO/FROM-INTER CO:Palate	-12,789.87
17400 DUE TO/FROM-INTER CO:Gather Omaha	-295,217.43
17500 DUE TO/FROM-INTER CO:Gather Maui	-132,426.84
17600 DUE TO/FROM-INTER CO:Haliimaile	-766,875.85
18000 Prepaid Expenses	-76,500.00
18400 Prepaid Expenses:Prepaid-Inkind discounts	-740,878.33
20000 ACCOUNTS PAYABLE	-39,053.15
21300 CREDIT CARDS:DIVVY	-4,244.86
21900 CREDIT CARDS:UNITED - GRAEME	-1,430.77
22300 Libertas LOC	631,220.40
23510 UNEARNED REVENUE:GIFT CARDS	70,869.68
23520 Inkind	1,480,958.26
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**56,909.17**
Net cash provided by operating activities	**56,909.16**
FINANCING ACTIVITIES	
25500 heloc	-33,800.00
30120 OWNER'S EQUITY:GRAEME - Distributions	-735.69
Net cash provided by financing activities	**-34,535.69**
NET CASH INCREASE FOR PERIOD	**22,373.47**
Cash at beginning of period	148,508.15
CASH AT END OF PERIOD	**$170,881.62**